SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY 10538
(914) 833-0958

To whom it may concern:

We are sending an 13D Amendment No. 1 for Destiny Media Technologies
 Inc. in PDF format on the edgar site with this cover letter.

Sincerely,


Anne L. Arnold
Administrative Officer